EXHIBIT 1

MEMBERSHIP INTEREST OPTION AGREEMENT

THIS MEMBERSHIP INTEREST OPTION AGREEMENT (this "**Option Agreement**") is entered into and effective as of this 31st of March, 2011 by and between Iroquois Valley Farms LLC, an Illinois Limited Liability Company (the "**Company**") and Working Farms Management LLC, an Illinois limited liability company (the "**Optionee**").

A. Pursuant to Section 9.5 of the Company's Amended and Restated Operating Agreement dated February 28, 2011 (the "**Operating Agreement**"), the Company is authorized to issue options to acquire Membership Interests (as defined therein) to entities providing services to the Company.

B. The Optionee provides various sustainable agricultural, renewable energy, and conservation development services to the Company.

C. The Company desires to give the Optionee an incentive to advance the interests of the Company by granting to the Optionee an option to purchase Membership Interests of the Company.

D. The issuance of this Option Agreement and the Membership Interests upon exercise thereof, are exempt from the pre-emptive rights of the Members of the Company contained in Section 9.2 because they are being issued to service providers pursuant to Section 9.5 and not being issued for the primary purpose of raising additional capital for the Company.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. GRANT OF OPTION. The Company hereby grants to the Optionee the right and option (the "**Option**") to purchase **One Thousand Five Hundred (1500)** Membership Interests of the Company (the "**Option Interests**"), according to the terms and subject to the conditions set forth in this Agreement.

2. EXERCISABILITY. The Option shall not be exercisable as of the Grant Date. After the Grant Date, to the extent not previously exercised and provided that the Optionee has not experienced a Termination of Service, the Option shall become vested and exercisable on the anniversary of the Grant Date specified below with respect to a number of shares of Membership Interests (rounded to the nearest whole share) equal to the percentage of the total number of shares subject to the Option in accordance with the following schedule:

Anniversary of Grant Date	**Percent (%) of Option Shares Vested & Exercisable**
1st Anniversary	$33^1/3$ %
2nd Anniversary	$66^2/3$ %
3rd Anniversary	100 %

Notwithstanding the foregoing vesting provisions, upon a "Change in Control" (as defined below), the vesting of the Option Interests shall accelerate and all of the Option Interests shall become fully vested. For purposes of this Section 1.1, "**Change in Control**" shall mean the occurrence of any of the following: (i) the Company mergers or consolidates which another

entity that results in the Membership Interests of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) less than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or (ii) the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company (in one transaction or a series of transactions) of all or substantially all the Company's assets.

3. EXERCISE PERIOD. The right to purchase Membership Interests under the Option shall expire, terminate and become void and no further force and effect at the close of business on December 31, 2026; provided however, that upon a Termination of Service the Option shall expire on the earlier of such date and the date described below in this Paragraph 3.

(a) Termination of Service without Cause. Upon a Termination of Service without Cause, (i) any part of the Option that is unexercisable as of such termination date shall remain unexercisable and shall terminate as of such date, and (ii) the Optionee shall have the right for 12 months after the date of such Termination of Service to exercise only that portion of the Option that has become exercisable as of the date of such Termination of Service, and thereafter the Option shall terminate and cease to be exercisable.

(b) Termination of Service for Cause. Upon a Termination of Service for Cause, as defined by and in accordance with the exceptions listed under Section 5.6 of the Operating Agreement regarding exculpation from liability for certain acts, the portion, if any, of the Option that remains unexercised at the time the Optionee is notified of such Termination of Service shall terminate and cease to be exercisable as of such time.

(c) Disability. Upon a Termination of Service by reason of Disability, (i) the Option shall become exercisable in full as of the date of such Termination of Service and (ii) the Participant shall have the right for 12 months after the date of such Termination of Service to exercise the Option. Thereafter, the Option shall terminate and cease to be exercisable.

(d) Death. Upon a Termination of Service by reason of death, (i) the Option shall become exercisable in full as of the date of such Termination of Service and (ii) the Option shall be exercisable by the Optionee's legal representatives, heirs, legatees, or distributees for 12 months after the date of such Termination of Service. Thereafter, the Option shall terminate and cease to be exercisable. Notwithstanding the foregoing, if a Optionee dies after a Termination of Service but while an Option is otherwise exercisable, the portion of the Option that is exercisable as of the date of such Termination of Service shall expire 12 months after the date of death, unless the Board of Directors of Iroquois Valley Farms LLC determines otherwise.

4. OPTION EXERCISE PRICE. The per Option Interest price to be paid by Optionee in the event of an exercise of this Option will be One Hundred Dollars ($100.00) per Option Interest.

5. MANNER OF OPTION EXERCISE.

(a) Procedure. This Option may be exercised by the Optionee in whole or in part from time to time, subject to the conditions contained in this Agreement, by delivery to the Company at its principal office of a written notice of exercise in the form of Exhibit A. Such notice must be accompanied by payment in full of the total purchase price of the Option Interests purchased. If the exercise notice relates to the first exercise of this Option by Optionee, the notice must be accompanied by an executed copy of the Joinder

Agreement substantially in the form of Exhibit B attached hereto making Optionee a party to the Operating Agreement. As soon as practicable after the effective exercise of this Option, the Optionee will be recorded on the membership record books of the Company as the owner of the Option Interests purchased, and, if such Option Interests are certificated, the Company will deliver to the Optionee one or more duly issued certificates evidencing such ownership.

(b) Payment. At the time of exercise of this Option, the Optionee must pay the total purchase price of the Option Interests to be purchased entirely in cash (including a check, bank draft or money order, payable to the order of the Company).

6. RIGHTS OF OPTIONEE; TRANSFERABILITY.

(a) No Right to Service. Nothing in this Agreement will interfere with or limit in any way the right of the Company to terminate the services of the Optionee at any time, nor confer upon the Optionee any right to continue to service the Company.

(b) Rights as a Member. The Optionee will have no rights as a member unless and until all conditions to the effective exercise of this Option have been satisfied and the Optionee has become the holder of record of such Option Interests.

(c) Restrictions on Transfer. No right or interest of the Optionee in this Option prior to exercise may be assigned or transferred, or subjected to any lien, either voluntarily or involuntarily, directly or indirectly, by operation of law or otherwise; provided, however, the Optionee shall have the right to assign this Option to any members, employees or contract service providers of Working Farms Management LLC, upon approval of a simple majority vote of the Board of Directors of Iroquois Valley Farms LLC.

7. SECURITIES LAW AND OTHER RESTRICTIONS.

(a) Securities Law Restrictions.

(i) The Optionee represents and agrees that the Option and the Option Interests are being acquired for investment purposes for the Optionee's own account and not as nominee for, or with a view to the sale or other distribution to, any other person.

(ii) In addition to the restrictions in the Operating Agreement, the Optionee may not sell, assign, transfer or otherwise dispose of any Option Interests unless (a) there is in effect with respect to the Option Interests a registration statement under the Securities Act of 1933, as amended (the "**Securities Act**"), and any applicable state or foreign securities laws or an exemption from such registration, and (b) there has been obtained any other consent, approval or permit from any other regulatory body which the Company, in its sole discretion, deems necessary or advisable.

(b) Operating Agreement. The Optionee acknowledges that the Optionee has been provided with a copy of the Operating Agreement and that the Optionee is familiar with the terms thereof. Among other obligations and restrictions contained in the foregoing agreements, the Optionee acknowledges that the Option Interests are subject to significant restrictions on transfer pursuant to the terms of the Operating Agreement. By exercise of the Option, the Optionee acknowledges and agrees to be bound by the terms of the Operating Agreement and to sign the Joinder Agreement or other agreements and instruments as the Company may require to evidence such agreement.

8. WITHHOLDING TAXES. The Company is entitled to (a) withhold and deduct from future amounts that may be due and owing to the Optionee from the Company, or make other arrangements for the collection of, all legally required amounts necessary to satisfy any federal, state or local tax requirements attributable to the Option, including, without limitation, the grant or exercise of this Option, or (b) require the Optionee promptly to remit the amount of such withholding to the Company before acting on the Optionee's notice of exercise of this Option. In the event that the Company is unable to withhold such amounts, for whatever reason, the Optionee agrees to pay to the Company an amount equal to the amount the Company would otherwise be required to withhold under federal, state or local law.

9. ADJUSTMENTS.

(a) General. In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, dividend of Membership Interests, split, combination, rights offering, divestiture or extraordinary distributions (including a spin-off), or any other change in the structure of the Company or Membership Interests of the Company, the Company (or, if the Company is not the surviving entity in any such transaction, the governing board of the surviving entity), in order to prevent dilution or enlargement of the rights of the Optionee, will make appropriate adjustment (which determination will be conclusive) as to the number and kind of securities or other property (including cash) subject to, and the exercise price of, this Option.

(b) Mergers and Consolidations. Without limiting the authority of the Company to take any actions deemed appropriate under Section 8 of this Agreement, in the event that the Company is a party to a merger, consolidation or sale of substantially all of the assets of the Company, this Option will be subject to the agreement of merger, consolidation or sale of assets, and such agreement, without the Optionee's consent, and may provide for the following:

(i) The continuation of this Option by the Company (if the Company is the surviving entity);

(ii) The assumption of this Option by the surviving entity or its parent or the substitution by the surviving entity or its parent of an option with substantially similar terms for this Option; or

(iii) The termination of this Option in return for the payment of cash in an amount equal to the excess of the fair market value of the Option Interests that are exercisable at the effective time of such merger, consolidation or sale of assets over the exercise price per interest of this Option. If the agreement of merger, consolidation or sale of assets does not otherwise specify, the Optionee shall be entitled to the amount provided in this Section 8(b)(iii).

10. MISCELLANEOUS.

(a) Binding Effect. This Agreement will be binding upon the successors and permitted assigns of the parties to this Agreement.

(b) Governing Law. This Agreement and all rights and obligations under this Agreement will be governed by the laws of the State of Illinois, without regard to conflicts of laws provisions.

(c) Entire Agreement. This Agreement and the agreements referred to herein and therein set forth the entire agreement and understanding of the parties to this Agreement with respect

to the grant and exercise of this Option, the Option Interests, and supersede all prior agreements, arrangements, plans and understandings relating thereto.

(d) Amendment and Waiver. This Agreement may be amended, waived, modified or canceled only by a written instrument executed by the parties to this Agreement or, in the case of a waiver, by the party waiving compliance.

(e) Construction. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law but, if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. If any part of any covenant or other provision in this Agreement is determined by a court of law to be overly broad thereby making the covenant unenforceable, the parties hereto agree, and it is their desire, that the court shall substitute a judicially enforceable limitation in its place, and that as so modified the covenant shall be binding upon the parties as if originally set forth herein.

(f) Counterparts; Facsimile Signatures. This Option Agreement may be executed in several counterparts, each of which shall be deemed an original, and said counterparts shall together constitute but one and the same agreement, binding upon all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart. Counterparts may be delivered via facsimile transmission and shall be treated as original counterparts for all purposes.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement effective the day and year first above written.

IROQUOIS VALLEY FARMS LLC

By: David W. Taylor
Name: David W. Taylor
Title: Secretary IVF

OPTIONEE

WORKING FARMS MANAGEMENT LLC

By: David Miller
Name: David Miller
Title: CEO